FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

25 MAY 2004

04035125

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 24th May, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

RECEIVED
2004 JUN -8 A 9:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

dlw 7/2

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

BEST AVAILABLE COPY

File No.82-4177

華潤創業有限

China Resources Ent

(Incorporated in Hong Kong w

(Stock Code: 291)

Financial and Operationa
2004 First Quarte

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a currently intends to continue to publish the quarterly financial and operational review in the future.

The financial and operational review for the 2004 first quarter was not audited and was prepared in accordance with accou

The directors of the Company are pleased to present the following unaudited financial and operational information for the first quarter e

FINANCIAL HIGHLIGHTS

	Three months ended 31 March	
	2004	2003
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Turnover	**10,920,244**	8,101,615
Profit before taxation	**497,475**	371,101
Net profit attributable to shareholders	**348,995**	298,475
Basic earnings per share (HK$)	**HK$0.17**	HK$0.14
	At 31 March 2004	At 31 December 2003
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Shareholders' funds	**13,882,207**	13,442,534
Minority interests	**4,082,250**	3,858,801
Consolidated net borrowings	**3,239,540**	2,856,490
Gearing ratio	**18.03%**	16.51%
Current ratio	**1.36**	1.29
Net assets per share:		
Book value	**HK$6.61**	HK$6.43

ANALYS

For the t

By segm

Petrole
Retail
Food I
Bevera
Textile
Proper
Investr

Subtot
Elimin
Net cc

Total

REVIEW OF OPERATIONS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the first quarter ended 31 March 2004 amounted to approximately HK$10,920.2 million and HK$349.0 million respectively, representing an increase of 34.8% and 16.9% over the same quarter of 2003. With the sign of rebound in the Hong Kong economy and the rapidly developing Chinese Mainland economy, most of the Group's operations, particularly the retail operation, reported encouraging improvement in performance.

Petroleum and Chemical Distribution

Turnover for the first quarter ended 31 March 2004 was HK$4,250.7 million, an increase of 37.7% over last year. Net profit before corporate interest and expenses for the quarter amounted to HK$88.8 million, remained relatively stable as compared to the same quarter of last year.

During the period under review, world oil price soared to a decade high level. The refined oil distribution business reported a strong growth in turnover but a relatively stable profit contribution as compared to the first quarter of last year. The increase in turnover was primarily

As at the end of March 2004, the Group distributes 11 inte approximately 680 self-operated and franchised stores at Mainland.

Hong Kong Retail

Turnover for the first quarter of 2004 was HK$251.2 millio from last year. Net profit before corporate interest and exp million, representing an increase of 213.5% over the same

As at the end of March 2004, the Group's chain of retail Chinese Arts & Crafts Stores 中藝, 2 CRC Department Sto 華潤堂.

Whilst the SARS outbreak had severe adverse effect in t environment improved substantially since the relaxatio travelers. The decline in turnover was due to the closure c 2003. Excluding this, turnover would have grown by 12.

Turnover for the first quarter ended 31 March 2004 was HK$4,250.7 million, an increase of 37.7% over last year. Net profit before corporate interest and expenses for the quarter amounted to HK$88.8 million, remained relatively stable as compared to the same quarter of last year.

During the period under review, world oil price soared to a decade high level. The refined oil distribution business reported a strong growth in turnover but a relatively stable profit contribution as compared to the first quarter of last year. The increase in turnover was primarily driven by the surge in oil price and the sales volume growth. The growth in overall sales volume by 46.8% over last year was mainly attributable to the continued efforts to secure more contracts for supplies of aviation fuel. Owing to increased cost as a result of rapid surges in oil price and the time lag in price adjustment of aviation fuel under the pricing mechanism, overall gross profit margin reduced by 1.4 percentage points.

Petrol and LPG station operation in Hong Kong and the Chinese Mainland reported slight decrease in turnover but a strong improvement in profit contribution. The effect of time lag in the price-fixing mechanism applicable to LPG eased off as compared to last year, leading to the surge in profitability for petrol and LPG station operation in Hong Kong.

The chemical operation reported an increase of 14.3% in turnover but a reduction in net profit. The increase in cost due to the surge in oil price led to a reduction in profit margin.

To tap the growing demand for piped gas in the Chinese Mainland, the Group established a joint venture with the municipal government of Suzhou in August 2003. The newly established piped gas operation in Suzhou reported satisfactory turnover and net profit contribution for the quarter under review.

With tourism recovering in Hong Kong economy and manufacturing activity remains buoyant in the Chinese Mainland, it is anticipated that demand for refined oil remains robust in the near future. While the world oil price continues to remain at high level, the Group will take prudent measures to mitigate the possible impact of the volatile oil price on the business performance.

Retail

For the first quarter ended 31 March 2004, the Group's retail operation reported a turnover of HK$3,722.6 million, an increase of 58.8% over last year. Net profit before corporate interest and expenses amounted to HK$58.1 million, as compared to a net loss of HK$8.1 million in last year.

During the period under review, the Chinese Mainland continued to maintain strong economic growth with strong exports and buoyant domestic demand. Hong Kong economy recovered moderately with consumer and investor confidence started to resume from August 2003 onwards. Benefiting from the economic upswing, the retail operation reported improvement in both turnover and profitability.

Supermarket

Turnover for the first quarter of 2004 was HK$3,203.5 million, an increase of 77.0% over last year. Net profit before corporate interest and expenses for the quarter amounted to HK$35.7 million, comparing to a net loss of HK$10.8 million in last year.

The significant increase in turnover of the operation was mainly attributable to the increase in number of stores and the consolidation of the results of 蘇果超市有限公司 Suguo Supermarket Co., Ltd ("Suguo") since October 2003.

The supermarket operation is based in Hong Kong and the Chinese Mainland. As at the end of March 2004, the Group operated a total of 1,638 stores, including 411 traditional supermarkets, 200 convenient stores, 101 superstores, 18 hypermarkets and 908 franchised stores. Out of which, 84 traditional supermarkets are operating in Hong Kong.

The supermarket operation reported a turnaround in net earnings for the quarter under review. This was mainly the combined effect of the improved performance of the existing supermarket operation, which includes the 65% equity interests of 華潤萬家有限公司 China Resources Vanguard Co., Ltd. ("CR Vanguard") and the newly consolidated Suguo operation. Following the implementation of the re-branding program, cost saving measures, new supplier rebate system and revamping of store formats, the existing supermarket operation showed a marked improvement in operational efficiency and resulted in a net profit for the period under review.

Earnings before interest, tax, depreciation and amortization ("EBITDA") of the supermarket business attributable to the Group for the quarter under review amounted to HK$152.8 million, of which HK$73.7 million was contributed by Suguo. Excluding the effect of Suguo, EBITDA grew by 122% as compared to the last quarter of 2003. The EBITDA growth was mainly due to the increase in supplier rebate income and implementation of effective cost control.

The revival in market sentiment as a result of economic recovery in Hong Kong since the end of last year, posed encouraging effect to the operating result of our existing godown business. Together with the contribution from the newly acquired logistics business, the logistics division under the supermarket operation reported a satisfactory result for the quarter under review.

Apart from the efforts to enhance supply chain efficiency and the re-branding program, the Group will continue to strengthen our competence and to capture the opportunities in the buoyant consumer market in the Chinese Mainland.

Brand-fashion Distribution

Turnover for the first quarter of 2004 was HK$267.9 million, an increase of 6.1% over last year. Net profit before corporate interest and expenses amounted to HK$3.6 million, as compared to a net loss of HK$3.3million in last year.

The growth in turnover of the operation was mainly derived from the "Esprit" brand, which was distributed by the Group's 51% owned subsidiary. Turnover of the "Esprit" brand for the first quarter of 2004 increased by 8.1% over last year to HK$182.8 million. This was mainly attributable to the sales growth in wholesales business stimulated by successful promotion for better brand recognition in the Chinese Mainland market. Driven by higher sales of the "Esprit" brand and discontinuation of the loss-making brands, overall profitability of the operation has improved.

As at the end of March 2004, the Group's chain of retail store
Chinese Arts & Crafts Stores 中藝, 2 CRC Department Stores 華
華潤堂.

Whilst the SARS outbreak had severe adverse effect in the fir
environment improved substantially since the relaxation on
travelers. The decline in turnover was due to the closure of a de
2003. Excluding this, turnover would have grown by 12.4% du
The increase in net profit from CAC Stores 中藝 operation was n
gross margin growth by reducing the sales proportion of low-mar
of CRC Department Stores 華潤百貨 at Hennessy Road also help
both turnover and profitability. In addition, our CR Care S
moderate turnover growth.

In order to maximize the synergies among our businesses, the
Care Stores 華潤堂 within our supermarkets.

Food Processing and Distribution

Turnover and net profit before corporate interest and expenses
March 2004 amounted to HK$1,277.1 million and HK$94.1 mil
an increase of 8.6% and 8.9% over last year.

For the quarter under review, turnover of foodstuff distribution
year. This was mainly attributable to the increase in demand for
result of the outbreak of avian flu in the nearby Asian countri
poultry from the Chinese Mainland by the HKSAR government a
on-going promotion of high quality fresh meat under 五豐
improvement in overall retail environment due to the rela
individual travelers and the enrichment in variety of frozen fo
demand have resulted in sales volume growth by 36.0% for fro

Marine fishing and aquatic products processing operation report
contribution over last year. The on-going efforts in explori
grounds, enhancing catching capability of fishing fleets and
proven to be effective in improving profitability.

To implement the Group's strategy to maximize the synergies
gradually expands into the Chinese Mainland meat market, ta
Pearl River Delta, the Yangtze River and the Beijing and Ti
construction project of meat processing centre in Shanghai
agreement with Shenzhen Commerce & Trade Investment Hol
acquisition of a 70% interest in Shenzhen General Food Co
integrate the Shenzhen project with the Hong Kong market to
Pearl River Delta operation to enhance profitability, taking
development.

Beverage

Turnover for the first quarter of 2004 was HK$837.4 million, re
over last year. Net loss before corporate interest and exper
compared to a loss of HK$15.8 million in last year.

The increase in turnover of the operation was mainly driven by
beer and purified water. Sales volume for beer and purified wa
515,839 kilolitres and 90,171 kilolitres respectively, represen
40.8% over last year. Excluding the newly acquired breweries,
growth of approximately 11.2% in beer sales volume for t
reduction of loss of the operation was mainly attributable to
purified water operation as well as the strong growth in ea
breweries. Owing to more stringent control on material cost, av
by 2.4 percentage points over last year. As a result of an incre
Shenzhen, the performance of the purified water operation in
position for the period under review. Due to successful prom
brand — "Snow", the sales volume of the brand increased by
period of last year to 150,493 kilolitres, representing 29.2% o

At the beginning of the year, the annual production capacity of
4.2 million kilolitres. The Group is currently ranked the secon
Mainland in terms of sales volume. In March 2004, the be
conditional agreement with the majority shareholder of Zh
Limited to reorganise the company into a joint venture compan
will have 70% equity interests. In May 2004, the beverage
interest in two breweries in Anhui Province. The addition of
span our significant market presence across the Central and E
extend the distribution of our national brand, Snow. Upon co
total number of over 30 breweries with an annual capacity
kilolitres. Apart from acquisitions, the Group will continue to e
and expand its market coverage in the Chinese Mainland.

Textile

Turnover for the first quarter of 2004 was HK$793.4 million, re
over last year. Net profit before corporate interest and expen
HK$23.9 million, representing a decrease of 33.2% from last

The growth in turnover of the operation was mainly attribu
contributed by 華潤錦華股份有限公司 China Resc
南通華潤大生紡織有限公司 Nantong China Resources Da
濟南華豐紡織有限公司 Jinan Hua Feng Textile Co., Ltd., bei
the increase in selling prices driven by the high cotton prices. I

刂業有限公司

:sources Enterprise, Limited

orporated in Hong Kong with Limited Liability)

(Stock Code: 291)

l and Operational Review
004 First Quarter

basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company

:cordance with accounting principles generally accepted in Hong Kong.

ı for the first quarter ended 31 March 2004.

ended
h
2003
naudited)
HK$'000

3,101,615
371,101
298,475
HK$0.14

At
)ecember
2003
(Audited)
HK$'000

,442,534
,858,801
,856,490
16.51%
1.29

HK$6.43

ANALYSIS OF TURNOVER AND PROFIT

For the three months ended 31 March	Turnover		Net profit/(loss) attributable to shareholders	
	2004	2003	**2004**	2003
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
By segment				
Petroleum and Chemical Distribution	**4,250,659**	3,087,785	**88,754**	89,210
Retail	**3,722,612**	2,343,980	**58,099**	(8,102)
Food Processing and Distribution	**1,277,115**	1,175,980	**94,125**	86,451
Beverage	**837,358**	727,562	**(13,276)**	(15,806)
Textile	**793,429**	644,666	**23,912**	35,800
Property	**78,180**	77,998	**55,948**	59,153
Investments and Others	**—**	85,783	**78,182**	81,282
Subtotal	**10,959,353**	8,143,754	**385,744**	327,988
Elimination of inter-segment transactions	**(39,109)**	(42,139)	**—**	—
Net corporate interest and expenses	**—**	—	**(36,749)**	(29,513)
Total	**10,920,244**	8,101,615	**348,995**	298,475

}roup distributes 11 international brands through a total of
.nd franchised stores at designated cities in the Chinese

)4 was HK$251.2 million, representing a decrease of 10.9%
rporate interest and expenses for the quarter was HK$18.8
213.5% over the same period of last year.

Group's chain of retail stores in Hong Kong consists of 5
2 CRC Department Stores 華潤百貨 and 28 CR Care Stores

'ere adverse effect in the first half of 2003, overall retail
y since the relaxation on Chinese Mainland individual
'as due to the closure of a department store at Mongkok in
ld have grown by 12.4% during the quarter under review.
 Stores 中藝 operation was mainly due to sales growth and
 sales proportion of low-margin products. Pre-closure sales
 at Hennessy Road also helped to contribute the growth in
 addition, our CR Care Stores 華潤堂 also recorded a

certain factories were relocated to new sites; production of these factories was temporarily suspended. Apart from the above, the reduction in profit was caused by the surge in cotton price and the increase in financing cost for the purchase of cotton.

The Group will continue to take proactive measures to mitigate the effect of fluctuation of cotton price.

Under the technology upgrade program, most of the machinery will be ready for production in the coming quarter. The Group strongly believes that the technology upgrade program is poised to enhance production efficiency and product quality of the textile operation and will in turn improve the profitability in the near future.

Property

Turnover for the first quarter of 2004 amounted to HK$78.2 million, representing an increase of 0.2% over last year. Net profit before corporate interest and expenses for the quarter was HK$55.9 million, representing a decrease of 5.4% from last year.

Rental Properties

For the first quarter of 2004, the Group's rental properties segment, which comprised retail, office and industrial premises, reported a turnover and a net profit before corporate interest of HK$75.6 million and HK$55.2 million respectively, representing an increase of 1.9% ...

213.5% over the same period of last year.

Group's chain of retail stores in Hong Kong consists of 5 , CRC Department Stores 華潤百貨 and 28 CR Care Stores

ere adverse effect in the first half of 2003, overall retail
y since the relaxation on Chinese Mainland individual
as due to the closure of a department store at Mongkok in
ld have grown by 12.4% during the quarter under review.
Stores 中藝 operation was mainly due to sales growth and
sales proportion of low-margin products. Pre-closure sales
at Hennessy Road also helped to contribute the growth in
addition, our CR Care Stores 華潤堂 also recorded a

among our businesses, the Group plans to open more CR
markets.

orate interest and expenses for the first quarter ended 31
.1 million and HK$94.1 million respectively, representing
last year.

ver of foodstuff distribution increased by 16.9% over last
the increase in demand for fresh meat in Hong Kong as a
in the nearby Asian countries, the suspension of imported
y the HKSAR government and the resultant effect from the
ty fresh meat under 五豐 brand name. In addition, the
vironment due to the relaxation on Chinese Mainland
nent in variety of frozen food products to meet customer
me growth by 36.0% for frozen food trading.

processing operation reported 127.3% growth in net profit
n-going efforts in exploring more high quality fishing
ility of fishing fleets and expanding sales network have
profitability.

to maximize the synergies among the business, the Group
Mainland meat market, targeting the major cities in the
ver and the Beijing and Tianjin Region. Apart from the
cessing centre in Shanghai, the Group entered into an
ce & Trade Investment Holdings Co. in April 2004 for the
Shenzhen General Food Corporation. The Group aims to
the Hong Kong market to become the cornerstone of the
hance profitability, taking full advantage of the regional

4 was HK$837.4 million, representing an increase of 15.1%
orporate interest and expenses was HK$13.3 million, as
llion in last year.

ration was mainly driven by the growth in sales volume of
me for beer and purified water for the quarter amounted to
litres respectively, representing an increase of 11.3% and
newly acquired breweries, the Group recorded an organic
in beer sales volume for the quarter under review. The
was mainly attributable to the improved performance of
as the strong growth in earnings for Sichuan and Dalian
control on material cost, average gross margin of beer grew
year. As a result of an increase in sales of purified water in
purified water operation improved steadily to a net profit
w. Due to successful promotion launched for our national
of the brand increased by 41.9% as compared to the same
litres, representing 29.2% of the total beer sales volume.

nual production capacity of the Group's breweries was over
currently ranked the second largest brewer in the Chinese
ne. In March 2004, the beverage operation entered in a
majority shareholder of Zhejiang Qianpi Group Company
into a joint venture company, whereby our brewery business
May 2004, the beverage operation also acquired a 90%
Province. The addition of these three breweries will help
ce across the Central and Eastern China region and further
onal brand, Snow. Upon completion, the Group operates a
es with an annual capacity of approximately 5.0 million
the Group will continue to emphasise on brand development
the Chinese Mainland.

04 was HK$793.4 million, representing an increase of 23.1%
orporate interest and expenses for the quarter amounted to
ecrease of 33.2% from last year.

eration was mainly attributable to the acquisition growth
有限公司 China Resources Jinhua Co. Ltd.,
ng China Resources Dashen Textiles Co., Ltd and
Feng Textile Co., Ltd., being acquired in 2003, as well as
by the high cotton prices. During the quarter under review,

0.2% over last year. Net profit before corporate interest and expenses for the quarter was HK$55.9 million, representing a decrease of 5.4% from last year.

Rental Properties

For the first quarter of 2004, the Group's rental properties segment, which comprised retail, office and industrial premises, reported a turnover and a net profit before corporate interest of HK$75.6 million and HK$55.2 million respectively, representing an increase of 1.9% and 45.2% over last year.

Due to the improved sentiment, demand for retail properties continued to pick up during the period under review. Average occupancy rate of retail premises remained high at 96.4% while industrial premises surged to 90.2%. The Group's investment properties continued to provide steady rental income. Excluding the deferred tax charge of approximately HK$15.4 million arising from the change in Hong Kong profit tax rate from 16% to 17.5% in the same period of last year, net profit of the segment would have increased by 3.6% over last year.

Property Development

For the first quarter of 2004, the Group's Hong Kong property development segment, which included its 55% interest in the Villa Esplanada project, recorded a turnover of HK$2.6 million (2003: HK$3.8 million) and a net profit before corporate interest and expenses of HK$0.7 million. As at the end of March 2004, 278 car parks remained unsold, of which 82% were leased out.

Investments and Others

After the successful spin-off of the ready mixed concrete operation in July 2003, the investment and other operation reported no turnover for the first quarter of 2004 (2003: HK$85.7 million) and net profit before corporate interest and expenses amounted to HK$78.1 million (2003: HK$81.3 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the quarter under review.

CAPITAL AND FUNDING

The Group's policy is to centralize surplus fund and financing requirements to achieve better treasury control and lower cost of funds. As at 31 March 2004, the Group's consolidated cash and cash equivalent amounted to HK$3,913 million. The Group's borrowings as at 31 March 2004 were HK$7,153 million with HK$2,639 million repayable within 1 year, HK$4,460 million repayable within 2 to 5 years and HK$54 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 March 2004, amounted to HK$1,500 million. Except for the US$230 million convertible guaranteed bonds, all the borrowings are subject to floating rates.

Calculated on the basis of the Group's net borrowing over the shareholders' funds and minority interests, the Group's gearing ratio was approximately 18.0% (31 December 2003: 16.5%).

As at 31 March 2004, 47% of the Group's cash deposit balances were held in Hong Kong dollars, 38% in Renminbi and 13% in US dollars. 39% of the Group's borrowings were denominated in US dollars and 37% in Renminbi with the remainder in Hong Kong dollars. In order to limit the exposure to the fluctuations in foreign currency rates and interest rates, the Group entered into certain forward contracts and interest rate swaps to hedge for part of its borrowings.

PLEDGE OF ASSETS

As at 31 March 2004, fixed assets with net book value of HK$295.3 million (31 December 2003: HK$357.8 million) are pledged for short-term loans in the sum of HK$253.5 million (31 December 2003: pledged for short term of HK$256.7 million) and long term loans in the sum of HK$56.4 million (31 December 2003: pledged for long term loan of HK$56.4 million)

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 31 March 2004.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data is based on the Company's internal records and management accounts. The above financial data for the first quarter of 2004 have not been reviewed or audited by the auditors. Shareholders and potential investors of the Company should exercise caution when dealing in shares of the Company.

By order of the Board
SONG LIN
Deputy Chairman and Managing Director

Hong Kong, 24 May 2004

As at the date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.